Exhibit 21.1

Subsidiaries of FirstSun Capital Bancorp

Subsidiary	Jurisdiction of Organization
Sunflower Bank, National Association	United States
Sunflower Agency, Inc.	State of Kansas
Sunflower Holdings, Inc.	State of Kansas
Sunflower Public Finance, LLC	State of Colorado
SPHC, LLC	State of Kansas
Community Investment, LLC	State of Kansas

Logia Portfolio Management, L.L.C.	State of Kansas

New Mexico Banquest Capital Trust I	State of Delaware

New Mexico Banquest Capital Trust II	State of Delaware